UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2024

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On August 8, 2024, Gauzy Ltd. (the “Company”) issued a press release entitled “Gauzy Ltd. Announces Strong Second Quarter 2024 Results”. In addition, on the same day, the Company issued condensed consolidated interim financial statements (unaudited) as of June 30, 2024 together with the Company’s Operating and Financial Review and Prospects for the same period.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Gauzy Ltd. Announces Strong Second Quarter 2024 Results”.
99.2	Condensed Consolidated Interim Financial Statements (unaudited) as of June 30, 2024.
99.3	Operating and Financial Review and Prospects as of June 30, 2024.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gauzy Ltd.

Date: August 8, 2024	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

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